October 4, 2019

Christopher Bruno
President
RSE Archive, LLC
250 Lafayette Street, 3rd Floor
New York, NY 10012

       Re: RSE Archive, LLC
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed September 16, 2019
           File No. 024-11057

Dear Mr. Bruno:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2019 letter.

Amendment No. 2 to Form 1-A filed September 16, 2019

Exhibit 4.1, page 139

1. Please augment your subscription agreement to include, as you did in your limited liability agreement, the statement that the Company acknowledges for the avoidance of doubt that this Section 11 shall not apply to claims arising under the Securities Act and the Exchange
       Act.




       You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Donna Di Silvio,
Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial
 Christopher Bruno
RSE Archive, LLC
October 4, 2019
Page 2

statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Office Chief, at 202-551-3264 with any other questions.



FirstName LastNameChristopher Bruno                        Sincerely,
Comapany NameRSE Archive, LLC
                                                           Division of
Corporation Finance
October 4, 2019 Page 2                                     Office of Trade &
Services
FirstName LastName